FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2004

              Sopheon plc
 (Translation of registrant's name into English)

40 Occam Road,
Surrey Research Park,
Guildford Surrey GU2 7YG
                   United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.

Attached to this report and marked Exhibit "99" is a Press Announcement relating to the preliminary announcement of results of the Sopheon group for the year ended December 31, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Sopheon plc
8th April, 2004	(Registrant) /s/ Arif Karimjee
Date	(Signature)* Arif Karimjee Finance Director

* Print the name and title of the signing officer under his/her signature.